REXAM

SUPPL

07027649

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

19 October 2007

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

Latest News

FILE 82-3

19 October 2007

Rexam to build new beverage can plant in Denmark to meet growth in Europe

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it is to build a greenfield aluminium beverage can plant in Fredericia, Denmark.

The new facility, which is the first of its kind in Denmark, represents a capital investment of some £78m (Euros 112m) spread over three years, two thirds of which will be incurred in 2008. The plant is expected to be operational during the first half of 2009 and is being built in response to strong growth in the region and increasing customer demand. It will initially have a capacity of 1.2bn cans and produce 33cl and 50cl cans.

Due to this strong growth, the European beverage can industry overall is running at very high utilisation rates. The new plant supports Rexam's capacity needs and will help to optimise its supply of beverage cans to the Northern European market.

Leslie Van de Walle, Chief Executive Officer, Rexam, commented: "This is a significant investment for our customers and for Rexam. The European beverage can market, excluding Germany, has grown annually by 8% in recent years and is anticipated to continue to grow at a similar rate over the next three years fuelled, among others things, by strong growth in the Nordic region. Our new plant will enable us to capture growth, better serve our customers and further consolidate our global leadership position in beverage cans."

Enquiries

Rexam
Leslie Van de Walle, Chief Executive Officer +44 20 7227 4100
David Robbie, Group Finance Director
Jonathan Thornton, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

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